51TALK ONLINE EDUCATION GROUP

24 Raffles Place #17-04 Clifford Centre,

Singapore 048621

September 5, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Christopher Dunham

Mr. Joel Parker

Mr. Scott Stringer

Ms. Taylor Beech

Ms. Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	51Talk Online Education Group (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2022
Filed April 6, 2023
File No. 001-37790

Dear Ms. Gowetski, Mr. Dunham, Mr. Parker, Mr. Stringer, Ms. Beech and Ms. Beysolow:

This letter sets forth the Company’s response to the comments contained in the letter dated August 7, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 6, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 4

1.	Please revise to disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and Hong Kong, and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 2

The Company respectfully submits to the Staff that the Company conducts its business operations through its offshore subsidiaries, including its Hong Kong subsidiaries, as well as its subsidiaries in mainland China. The Company only conducts part of its operations, which solely pertains to research and development, administration and sales and marketing, through its wholly-owned mainland China subsidiaries. As advised by the Company’s PRC legal counsel, Shihui Partners, although the Company’s mainland China subsidiaries are subject to certain PRC regulations related to foreign investment and foreign exchange, there is no material risk as to that the PRC government would entirely disallow the Company’s current structure, namely that the Company, a Cayman Islands holding company, conducts part of its operations, which solely pertains to research and development, administration and sales and marketing, through its wholly-owned subsidiaries in mainland China. In light of the foregoing, in response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Our Holding Company Structure

51Talk Online Education Group is not an operating company but a Cayman Islands holding company. We conduct our business operations through our offshore subsidiaries, including our Hong Kong subsidiaries, as well as our subsidiaries in mainland China. We conduct part of our operations, which solely pertains to research and development, administration and sales and marketing, through our mainland China subsidiaries. Investors in our ADSs are purchasing equity interest in a holding company incorporated in the Cayman Islands instead of equity interest in our operating subsidiaries. This structure involves unique risks to investors who hold our ADSs. For example, as a holding company, our mainland China subsidiaries are subject to regulations on loans to, and direct investment in, mainland China entities by offshore holding companies. For a detailed description of risks related to having operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 3

2.	Please further expand your disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Include a cross-reference to each individual risk factor.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Our Holding Company Structure

. . .

We face various legal and operational risks and uncertainties associated with having part of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulations on loans to, and direct investment in, mainland China entities by offshore holding companies. These risks could result in a material adverse change in our operations and the value of our ADSs or cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The PRC government has recently implemented industry-wide regulations, including data security and anti-monopoly related regulations. After the divestiture of the China Mainland Business, we have ceased selling our service offerings in mainland China and only conduct part of our operations in mainland China, thereby regulations in this nature or regulatory actions related to the PRC Enterprise Income Tax Law do not have a material impact to our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 4

3.	Please revise to discuss the legal and operational risks associated with having operations in Hong Kong. Discuss any applicable laws and regulations in Hong Kong and the risks and consequences to the company. As an example, disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong and China's Enterprise Tax Law have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

The Company respectfully submits to the Staff that the proposed revision with respect to the regulatory actions related to China’s Enterprise Tax Law is included in the Company’s response to Comment # 2.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Our Holding Company Structure

. . .

In addition, as we conduct operations in Hong Kong, we face legal and operational risks under a variety of laws and regulations in Hong Kong, such as laws and regulations related to data privacy and cybersecurity, anti-monopoly and education. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong have not had a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States or other foreign stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—We provide our course offerings to our students in Hong Kong and are subject to laws, rules and regulations governing the accessibility and content of our course offerings, such as the Education Ordinance and anti-discrimination laws. Non-compliance with the relevant laws and regulations regarding our operations in Hong Kong may materially and adversely affect our reputation, business operations and prospects.”

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 5

Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

As all of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore, we are, with regards to privacy legislation, subject principally to the Singapore Personal Data Protection Act 2012 which provides a baseline standard for the protection of personal data in Singapore. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Singapore Regulations.” Similarly, there are personal data protection laws and regulations imposed on our group companies in each of the jurisdictions that we operate in. For example, we have obligations under Hong Kong’s Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) or PDPO, and Malaysia’s Personal Data Protection Act. In particular, the PDPO applies to data users that control the collection, holding, processing or use of personal data in Hong Kong. We are subject to the general requirements under the PDPO, including the requirements to obtain the prescribed consent of data subjects and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Non-compliance with the PDPO may lead to a variety of civil and criminal sanctions including fines and imprisonment. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage caused by a contravention of the PDPO. We have taken various measures to guard against unauthorized access or use of data collected from users or accidental data leak. As of the date of this annual report, we have not received any warning, penalty, administrative punishment from relevant authorities in Hong Kong as a result of violations of applicable laws and governmental policies including the PDPO, nor have received requests from governmental authorities to improve our online platform to enhance protection over personal data.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 6

4.	We note your disclosure on page 4 that “[h]istorically, [you] conducted [y]our business in mainland China primarily through [y]our mainland China subsidiaries and former mainland China consolidated VIEs,” “[i]n 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved,” and that “[a]s of December 31, 2022, [you] did not have any variable interest entity in mainland China.” Provide early in this section, as you do on page 60, a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity, and identify clearly the entity in which investors hold their interest and the entity(ies) in which the company’s operations are conducted. Describe any contracts or arrangements between the offshore and onshore companies, including those that affect the manner in which you operate or impact your ability to control your subsidiaries. Discuss the impact of the divesting of your VIEs on your business operations, to the extent material.

With respect to the impact of the divesting of the former consolidated mainland China VIEs on the Company’s business operations, the Company respectfully submits to the Staff that in response to the Alleviating Burden Opinions promulgated on July 24, 2021 and its implementation measures, the Company ceased providing K-12 online tutoring services in mainland China and divested the China Mainland Business at the end of June 2022. Following the divestiture of the China Mainland Business, the Company’s business is no longer directly affected by the Alleviating Burden Opinion and its implementation measures and began to focus on providing English education to foreign students outside of mainland China.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Our Holding Company Structure

. . .

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 7

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

51Talk Online Education Group(8)*
(Cayman)
(COE)
99.999993% (1)
99.999% (2)
100% (3)
China Online Innovations Inc.†
(Philippines)
(Philippines Co II)
On Demand English Innovations Inc.†
(Philippines)
(Philippines Co III)
HelloWorld Online Education Group
(Cayman)
(HelloWorld Online Cayman)
100% (6)
100%
100% (4)
HelloWorld Online Education PTE. LTD.†
(HelloWorld Online Singapore)
51Talk English International Limited†
(Hong Kong)
(COE HKCo II)
HelloWorld Online Education Group (HK) Limited†
(HelloWorld Online HK)
100% (7)
51TALK TRAINING SDN. BHD†
(Malaysia)
(51TALK TRAINING MAS)
Outside mainland China
Inside mainland China
100% (5)
Beijing HelloWorld Online Technology Co., Ltd.†
(PRC)
(HelloWorld Online)
100%
Nanjing HelloWorld Online Information Technology Co., Ltd.†
(PRC)
(Nanjing HelloWorld Online)

Notes:

* The holding company in which the investors hold their interests

† Our operating subsidiaries

(1)	Each of Noel Lee, Huiru Yuan, Jennifer Que, Kenneth John Manlapaz, Samuel Celestino, Xing Liu and Wei Li holds 0.000001% of the equity interest in Philippines Co II. Each of Noel Lee, Huiru Yuan, Jennifer Que, Kenneth John Manlapaz, and Samuel Celestino is a director of Philippines Co II. Each of Xing Liu and Wei Li is a beneficial owner of us. We entered into contractual arrangements with these individual shareholders which provide us an exclusive option to purchase all of the individual shareholders’ equity interests in Philippines Co II and the power to exercise their shareholder rights.

(2)	Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Luzviminda Santos Castro and Anna Marie Rivera holds 0.0002% of the equity interest in Philippines Co III. Each of Cindy Chun Tang, Frank Lin, Rommel Quozon, Luzviminda Santos Castro and Anna Marie Rivera is a director of Philippines Co III. We entered into contractual arrangements with these individual shareholders which provide us with an exclusive option to purchase all of the individual shareholders’ equity interests in Philippines Co III and the power to exercise their respective shareholder rights.

(3)	In July, 2018, HelloWorld Online Education Group, or HelloWorld Online Cayman, was incorporated as a wholly owned subsidiary of 51Talk Online Education Group.

(4)	In August 2018, HelloWorld Online Education Group (HK) limited, or HelloWorld Online HK, was incorporated as a wholly owned subsidiary of HelloWorld Online.

(5)	In September 2018, Beijing HelloWorld Online Technology Co., Ltd., or HelloWorld Online, was incorporated as a wholly owned subsidiary of HelloWorld Online HK.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 8

(6)	In December 2021, HelloWorld Online Education PTE. Ltd., or HelloWorld Online Singapore, was incorporated as wholly owned subsidiary company of HelloWorld Online Cayman.

(7)	In April 2022, 51TALK TRAINING SDN. BHD, or 51TALK TRAINING MAS, was incorporated as a wholly owned subsidiary company of HelloWorld Online Singapore.

(8)	Jack Jiajia Huang and Ting Shu through their holding vehicles, which are wholly owned by TB Family Trust established for the benefits of Mr. Huang and Ms. Shu and their family members, beneficially owned 21.2% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2023, which represents 38.2% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2023. DCM Funds, including DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., beneficially owned 20.1% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2023, which represents 46.2% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2023. Sequoia Capital China Investment Funds, including SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd., beneficially owned 11.8% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2023, which represents 3.1% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2023. Golien Ltd beneficially owned 5.6% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2023, which represents 1.5% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2023. Other shareholders including certain principal shareholders, beneficially own 41.3% of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2023, which represents 11.0% of the aggregate voting power of our total issued and outstanding Class A and Class B ordinary shares on an as-converted basis as of February 28, 2023.

Historically, as we were the primary beneficiary of the former mainland China consolidated VIEs for accounting purposes, we conducted part of our business in mainland China through the former mainland China consolidated VIEs. In 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As of the date of this annual report, we do not have any variable interest entity in mainland China nor maintain any contractual arrangement between our mainland China subsidiaries and our offshore subsidiaries or 51Talk Online Education Group that could affect the manner in which we operate or impact our ability to control our subsidiaries.

Permissions for Our Operations and Securities Issuances to Offshore Investors, page 4

5.	We note your disclosure that “there are no material license or permission requirements for [y]our current operations in mainland China” The disclosure here should not be qualified by materiality. Disclose each permission or approval that you, or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or the Cyberspace Administration of China (CAC) to operate your business and to offer securities to investors. In this regard, your current disclosure only states that you "may" be subject to CSRC filing requirements. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, explain the basis for your conclusions.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 9

The Company respectfully submits to the Staff that the Company needs to conduct an annual assessment to determine whether it is subject to certain filing requirements with the China Securities Regulatory Commission, or the CSRC, under the New Filing Rules in connection with the Company’s future offerings and listings in an overseas market. For the fiscal year ended December 31, 2022, (i) as the Company completed the divestiture of the China Mainland Business on June 30, 2022, the Company’s mainland China subsidiaries accounted for more than 50% of the Company’s operating revenue, and (ii) the majority of senior management are Chinese citizens. Therefore, the Company was subject to the filing requirements with the CSRC under the New Filing Rules in connection with the Company’s future offerings and listings in an overseas market. After the divestiture of the China Mainland Business in June 2022, the Company has only derived its revenue from business operations outside of mainland China. As a result, the Company does not expect its mainland China subsidiaries to account for more than 50% of the Company’s projected operating revenue, profits, total assets or net assets for the fiscal year ended December 31, 2023. Therefore, the Company believes that it will not be subject to the filing requirements under the New Filing Rules for the fiscal year ended December 31, 2023 in connection with the Company’s future offerings and listings in an overseas market. In addition, if the Company does not meet the domestic company test under the New Filing Rules, it is also not subject to the requirements of filing a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting.

In light of the above analysis, in response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Permissions for Our Operations and Securities Issuances to Offshore Investors

51Talk Online Education Group is not an operating company, but rather a Cayman Islands holding company. We conduct part of our operations through our subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. ~~As of the date of this annual report, there are no material license or permission requirements for our current operations in mainland China.~~ As of the date of this annual report, after consulting with our PRC legal counsel, Shihui Partners, we believe our mainland China subsidiaries (i) have obtained the requisite approvals and permissions from the PRC government authorities that are necessary for our business operations, namely, business licenses issued by the relevant local department of the State Administration for Market Regulation for each of our mainland China subsidiaries and the housing fund deposit registrations with competent housing fund administration agencies, and (ii) have not been denied of such approvals and permissions.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023

Under applicable laws of mainland China, we and our mainland China subsidiaries are subject to an annual assessment to determine whether we and our mainland China subsidiaries are ~~may be~~ required to complete certain filing procedures with the China Securities Regulatory Commission, or the CSRC, in connection with future offering and listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. Under the current PRC laws, rules and regulations, we are subject to the following test in determining whether we and our mainland China subsidiaries are subject to the filing procedures with the CSRC: (i) our mainland China subsidiaries account for more than 50% of our operating revenue, profits, total assets or net asset in our audited consolidated financial statements for the most recent completed fiscal year, and (ii) the majority of our senior management are Chinese citizens or domiciled in mainland China, or the key aspects of our business activities are conducted in mainland China, or our main places of operations are located in mainland China. Following the divestiture of the China Mainland Business, we have ceased providing online tutoring services in China and concentrate on expanding international business by providing our service offerings through our offshore subsidiaries in overseas markets. As of the date of this annual report, we believe that (i) our future offshore offering or listing in an overseas market are not subject to the filing requirements of the CSRC, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, and (ii) we are also not subject to the requirements of filing a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting.

The PRC government has promulgated a series of cybersecurity and data privacy laws and regulations in China, including the Cybersecurity Review Measures. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. All of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore. As of the date of this annual report, we and our mainland China subsidiaries have not been asked to go through cybersecurity review by any PRC government authority. Based on the foregoing, as advised by our PRC legal counsel, Shihui Partners, as of the date of this annual report, our mainland China subsidiaries are not required by the Cyberspace Administration of China, or the CAC, to go through cybersecurity review in connection with our operations or our company’s issuance of securities to foreign investors.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 11

In addition, in the event that we or our subsidiaries do not receive or maintain such permissions or approvals that are necessary to conduct our operations in mainland China, inadvertently conclude that such permissions or approvals are not required, or are required to obtain such permissions or approvals in the future as a result of revisions or amendments in applicable laws, regulations, or interpretations, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Cash Flows through Our Organization, page 5

6.	Provide a description of how cash is transferred between you and your PRC subsidiaries, as you have done for your offshore subsidiaries. Clarify your disclosure to state, if true, that no dividends or distributions have been made by the former VIEs to date. Clarify whether 51Talk Online Education Group has made any transfers to its subsidiaries or the Former VIEs to date, as the current disclosure only speaks to dividends. Alternatively, identify the entities, quantify any such transactions, and direction of transfer. Provide a cross-reference to the consolidated financial statements. Please revise to also discuss restrictions and limitations on your ability to transfer cash applicable to Hong Kong, given your Hong Kong subsidiaries. Provide a cross-reference to the comparable discussions in your risk factor summary and risk factors sections.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 12

Cash Flows through Our Organization

51Talk Online Education Group is a holding company with no operations of its own. ~~Under laws of mainland China,~~ 51Talk Online Education Group may, ~~and its offshore subsidiaries can~~ through capital contributions or loans, provide funding to its wholly owned subsidiaries in Hong Kong or subject to the satisfaction of applicable government registration and approval requirements, to ~~through capital contributions or loans. Its HK subsidiary, HelloWorld Online Education Group (HK) Limited, in turn, may transfer cash to~~ its wholly owned mainland China subsidiaries ~~through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements~~. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Prior to the termination of the variable interest entity structure, 51Talk Online Education Group and its offshore subsidiaries may provide funding to the former mainland China consolidated VIEs through loans, and the former mainland China consolidated VIEs may transfer cash to our mainland China subsidiaries by paying service fees under the relevant contractual arrangements. To effectively manage cash flow within our organization, We have put in place relevant cash management policies, which are established based on contractual arrangements between us and our subsidiaries, to dictate how funds are transferred within our organization. Every fund transfer between our Cayman Islands holding company and a subsidiary is subject to internal approval and is under the centralized management of our treasury department. Each fund transfer request is made pursuant to relevant contractual agreements and subject to the review and approval by specialists in the treasury department in verifying fund amount, transaction parties, bank account, etc. The following is a summary of cash transfers that have occurred through our organization (in thousands):

	Cash Transfer
	For the year ended December 31,
	2020	2021	2022
Cash paid by the former mainland China consolidated VIEs to our mainland China subsidiaries under service agreements(1)	270,502	368,905	10,263
Cash received by the former mainland China consolidated VIEs from our mainland China subsidiaries under service agreements(1)	8,389	15,597	955
Cash paid by the former mainland China consolidated VIEs to our mainland China subsidiaries for intra-Group financing(2)	—	147,160	1,294
Cash received by the former mainland China consolidated VIEs from our mainland China subsidiaries for intra-Group financing(2)	—	3,366	431
Cash paid by the former mainland China consolidated VIEs to our offshore subsidiaries under service agreements(3)	668,480	537,179	0
Cash received by offshore subsidiaries from parent company(4)	—	3,243	20,855
Cash received by parent company from offshore subsidiaries(4)	—	39,127	4,078

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 13

Notes:

(1)	It mainly represented service fees paid and received among the former mainland China consolidated VIEs and our mainland China subsidiaries for information and technology services;

(2)	It represented temporary cash support transferred among the former mainland China consolidated VIEs and our mainland China subsidiaries for intra-group financing;

(3)	It represented operating cash transferred from onshore subsidiaries to offshore subsidiaries for salary payment to Philippine teachers;

(4)	It represented temporary cash support transferred among the parent company and offshore subsidiaries, accounted for as advances and payables between the entities.

In 2020, one of the former mainland China consolidated VIEs, also transferred trademarks of RMB81.6 million to one of our mainland China subsidiaries. Except for this transfer of intangible assets, no assets other than cash were transferred between the Cayman Islands holding company, a subsidiary, a former mainland China consolidated VIE or its subsidiaries in 2020, 2021 and 2022. For details of our financial position, cash flows and results of operations, see the consolidated financial statements included in this annual report on Form 20-F.

Our ability to distribute earnings to U.S. investors is limited. We are a Cayman Islands holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. As of the date of this annual report, we only derive revenues from business operations conducted through our offshore subsidiaries.

In addition, under laws and regulations of mainland China, our mainland China subsidiaries are subject to restrictions on foreign exchange and cross-border cash transfers, including to our holding company 51Talk Online Education Group and to U.S. investors. To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other asset transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions. ~~None~~ Neither our subsidiaries nor the former mainland China consolidated VIEs made cash dividends or other distributions to 51Talk Online Education Group, the holding company, or its offshore subsidiaries, in the years ended December 31, 2020, 2021 and 2022. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 14

51Talk Online Education Group has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Accordingly, for the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were paid or made to U.S. investors. For mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

. . .

~~In addition, under laws and regulations of mainland China, our mainland China subsidiaries are subject to restrictions on foreign exchange and cross-border cash transfers, including to our holding company 51Talk Online Education Group and to U.S. investors. Our ability to distribute earnings to U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.~~

7.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, or your subsidiaries by the PRC government to transfer cash/assets. State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the former VIEs to transfer cash. Provide cross-references to these other discussions.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 15

The Company respectfully submits to the Staff that (i) the proposed revision with respect to the section of “Cash Flows through Our Organization” under Item 3. Key Information is included in the Company’s response to Comment # 6 and (ii) the proposed revision with respect to the summary risk factors and risk factor section under Item 3. Key Information is included in the Company’s response to Comment # 11.

8.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Please refer to the Company’s response to Comment #6.

9.	Include disclosure comparable to the disclosure in this section in Item 5 of this Form 20-F.

The Company respectfully submits to the Staff that the Company undertakes to include the disclosure comparable to the disclosure in this section in Item 5 of this Form 20-F in its future Form 20-F filings.

D. Risk Factors, page 6

10.	We note that you unwound the VIE structure. To the extent that there are material risks associated with this action, including any residual risk with respect to prior agreements under the VIE structure, paying the consideration for termination of the VIE structure, or otherwise, please revise to state as much.

The Company respectfully submits to the Staff that there is no material residual risk associated with the termination of its VIE structure, including its prior agreements under the VIE structure and paying the consideration for termination of the VIE structure.

11.	Please expand your summary of risk factors to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Provide a cross-reference to each relevant individual detailed risk factor.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 16

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Risks Related to Our Global Operations

•	[. . .]

•	Uncertainties in the interpretation and enforcement of laws and regulations of the jurisdictions that we operate in could limit the legal protections available to you and us. Rules or regulations in the jurisdictions where we operate may be changed with little advance notice. In addition, the application and enforcement of certain laws and regulations may be carried out at local departments or agencies, and their approaches in applying or enforcing the same laws or regulations may not be uniform and may be subject to uncertainties across different localities for countries and regions that are geographically large. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Uncertainties in the interpretation and enforcement of laws and regulations of the countries and regions that we operate in could limit the legal protections available to you and us.”

•	[. . .]

•	The significant governmental oversight and discretion over our operations in which countries and regions where we operate could result in a material adverse change in our operations and the value of our ADSs. Our operations may be intervened or influenced by relevant governmental authorities in the countries and regions where we operate at any time, which could result in a material change in our operations and/or the value of our ADSs. In addition, to the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—The significant oversight and discretion over our operations by governmental authorities in the jurisdictions where we operate could result in a material adverse change in our operations and the value of our ADSs.”

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 17

Risks Related to Our Global Operations

. . .

Uncertainties in the interpretation and enforcement of laws and regulations of the countries and regions that we operate in could limit the legal protections available to you and us.

We conduct our operations in various countries and regions, including mainland China, Hong Kong, and certain Southeast Asia countries, such as Singapore, the Philippines and Malaysia. The relevant laws and regulations regarding our operations in the legal systems of the countries and regions where we operate are different and subject to interpretation and enforcement of government authorities in the relevant jurisdictions. We may incur additional legal and other resources to comply with different and specific requirements imposed by relevant authorities in different countries and regions where we operate.

In addition, the legal system within each country or region where we operate is evolving, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules also involves uncertainties. The timeline for amending or promulgating a law or regulation may vary widely. Besides, legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. It is difficult to anticipate when rules or regulations in the jurisdictions where we operate may be amended or new rules or regulations may be enacted, and rules or regulations in the jurisdictions where we operate may be changed with little advance notice. Furthermore, in countries and regions that are divided into various provinces, municipalities or localities, different laws, rules, regulations and policies may have different and varying application and enforcement practices in different parts of that country or region. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. In certain Asian countries, local administrative and court authorities and in certain cases, independent organizations, have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy in many of the jurisdictions that we operate in.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 18

Furthermore, certain legal systems in the jurisdictions where we operate are based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in certain jurisdictions where we operate may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in the jurisdictions where we operate could materially and adversely affect our business and impede our ability to continue our operations.

The ~~mainland China government’s~~ significant oversight and discretion over our operations by governmental authorities in the jurisdictions where we operate ~~in mainland China~~ could result in a material adverse change in our operations and the value of our ADSs.

We conduct our operations in ~~mainland China~~ different countries and regions in Asia through our ~~mainland China~~ subsidiaries. Our operations in ~~mainland China~~ countries and regions where we operate are governed by laws and regulations of those countries and regions. The ~~mainland China government~~ governments in the countries and regions where we operate have ~~has~~ significant oversight and discretion over the conduct of our operations ~~in mainland China~~, and ~~it~~ may intervene in or influence our operations, which could result in a material adverse change in our operation and/or the value of our Class A ordinary shares or ADSs. For example, we divested ~~our~~ the China Mainland Business in June 2022 and have since focused on our international business. However, there is no assurance that relevant governmental authorities in mainland China would fully apprehend the impact of the divestiture of our international business and our on-going operations and may consider that we are still subject to the Alleviating Burden Opinion. As a result, governmental authorities in ~~mainland China~~ the jurisdictions where we operate may take actions against us, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Therefore, investors of our company face potential uncertainty from governmental actions that may affect ~~taken by the PRC government affecting~~ our operations ~~in mainland China~~.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 19

In addition, to the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions.

***

The Company further undertakes to include a cross-reference to each relevant individual detailed risk factor in the summary of risk factors.

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and the value of your securities, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

. . .

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 20

Furthermore, despite that we divested the China Mainland Business in June 2022 in response to regulatory changes in China, there is no assurance that students based in mainland China will not manage to access our service offerings under our international business through the internet, which may subject us to risks of non-compliance with laws, rules and regulations of data security and protection in mainland China and thereby have a negative impact on our business operations, financial condition and operating results. The PRC government has promulgated a series of cybersecurity and data privacy laws and regulations in China, including the PRC Cybersecurity Law and the Cybersecurity Review Measures. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. All of our servers and routers, including backup servers, are currently hosted by third-party service providers in Singapore. As of the date of this annual report, we and our mainland China subsidiaries have not been asked to go through cybersecurity review by any PRC government authority. Based on the foregoing, as advised by our PRC legal counsel, Shihui Partners, our mainland China subsidiaries are not required by the CAC to go through cybersecurity review in connection with our operations or our company’s issuance of securities to foreign investors.

Risks Related to Our ADSs

Judgments obtained against us by our shareholders may not be enforceable..., page 35

13.	We note your disclosure that "...a majority of [y]our current directors and officers are nationals and residents of countries other than the United States." Please revise to name the directors, officers, or members of senior management located in the PRC and Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Judgments obtained against us by our shareholders may not be enforceable.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 21

We are a Cayman Islands company and all of our assets are located outside of the United States. The majority of our current operations are conducted in Asia. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Specifically, Jack Jiajia Huang, Ting Shu and Xiaoguang Wu are located in Hong Kong and Cindy Chun Tang is located in mainland China. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 108

14.	We note your statement that you reviewed your company’s register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In addition, please expressly state in your response letter, if true, that you are not “owned or controlled” by a foreign governmental entity in mainland China. In your response, please also provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedules 13G, Schedules 13D and their respective amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Schedules 13G, Schedules 13D and their respective amendments thereto, other than (i) DCM Funds, including DCM Hybrid RMB Fund, L.P., DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., (ii) Mr. Jack Jiajia Huang, Ms. Ting Shu and their holding entities, which are wholly owned by a trust established for the benefits of Mr. Huang and Ms. Shu and their family members, (iii) Sequoia Capital China Investment Funds, including SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd. and (iv) Golien Ltd, no shareholder beneficially owned 5% or more of the Company’s total outstanding Class A and Class B ordinary shares (on an as-converted basis) as of February 28, 2023, assuming the shareholdings of the Company’s major shareholders aforementioned had not changed since their respective Schedule 13G, Schedule 13D/A or Schedule 13G/A filings. Additionally, none of DCM entities, Mr. Jack Jiajia Huang and his holding entities, Sequoia Capital China Investment Funds or Golien Ltd was owned or controlled by a governmental entity of mainland China based on the review of the public filings of these shareholders. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 22

In connection with the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas; (ii) the major shareholders of the Company identified above, (iii) certain institutional shareholders who were involved in the Company’s pre-IPO preferred shares issuance, and (iv) certain institutional shareholders who were involved in the Company’s post-IPO equity financing.

•	Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedules 13D, Schedules 13G and their respective amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, the Company is not aware that any holder who owns 5% or more of the Company’s shares is a governmental entity in the Cayman Islands.

•	With respect to the Company’s major shareholders identified above, based on the foregoing analysis, the Company believes that no governmental entities in the Cayman Islands owns any share of these major shareholders.

•	With respect to certain institutional shareholders who were involved in the Company’s pre-IPO preferred shares issuance, based on the examination of publicly available information such as the institutional investors’ websites, and other background information of those record holders known to the Company, the Company is not aware that any governmental entity in the Cayman Islands owns any share of those shareholders.

•	With respect to certain institutional shareholders who were involved in the Company’s post-IPO equity financing, based on the examination of publicly available information such as the institutional investors’ websites, and other background information of those record holders known to the Company, the Company is not aware that any governmental entity in the Cayman Islands owns any share of those shareholders.

Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 23

15.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “51Talk Online Education Group” or “our company.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not clearly included in your disclosure. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s significant consolidated foreign operating entities are incorporated include mainland China, Hong Kong, Cayman Islands, the Philippines, Singapore and Malaysia. Except for two subsidiaries incorporated in the Philippines, i.e., China Online Innovations Inc. (“Philippines Co II”), in which 99.999993% of the equity interest were held by the Company and the remaining 0.000007% of the equity interest by natural persons, and On Demand English Innovations Inc. (“Philippines Co III”), in which 99.999% of the equity interest were held by the Company and the remaining 0.001% of the equity interest by natural persons, the Company holds 100% equity interests in its consolidated foreign operating entities. Therefore, to the Company’s knowledge, no governmental entities in mainland China, Hong Kong, Cayman Islands, Philippines, Singapore or Malaysia owns any share of the Company’s consolidated foreign operating entities in the respective jurisdictions.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully supplements that, based on the analysis in the Company’s response to Comment #14 and the previous paragraph, to the Company’s knowledge, the governmental entities in mainland China do not have a controlling financial interest in the Company or any of its significant consolidated foreign operating entities.

With respect to the required disclosure under paragraph (b)(5) of Item 16I, the Company confirms that none of the articles of the Company and of its consolidated foreign operating entities, including Philippines Co II and Philippines Co III, incorporated wording from charter of the Chinese Communist Party.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023
Page 24

16.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his responses to the questionnaire. Based on these confirmations provided by its directors, the Company believes that none of the members of the board of directors of 51Talk Online Education Group is an official of the Chinese Communist Party.

The Company further respectfully submits that as part of the Company’s consolidated operating entities’ employment onboarding process, the directors of these entities are required to provide their background information, including any party affiliation, to the Company. They have all confirmed that they are not officials of the Chinese Communist Party. Based on the information provided by the directors of the Company’s consolidated operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

The Company did not rely upon other third party certifications such as affidavits as the basis for its disclosure.

General

17.	Refrain from using terms such as “we” or “our” when describing activities or functions performed by the former VIEs in their historical capacity or from implying that the historical contractual agreements were equivalent to equity ownership in the former VIEs. Any references to control or benefits that accrued to you because of the former VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the former VIEs under U.S. GAAP. Your disclosure about historical operations should clarify that you were the primary beneficiary of the former VIEs for accounting purposes. In this regard, we note as an example only your disclosure that, "[w]e began our operations in July 2011 through Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, a mainland China domestic company, which became our consolidated VIE through a series of contractual arrangement[s]." Revise throughout the document, as applicable.

Division of Corporation Finance Office of Trade & Services
Securities and Exchange Commission
September 5, 2023

The Company respectfully submits to the Staff that the Company undertakes to (i) refrain from using terms such as “we” or “our” when describing activities or functions performed by the former mainland China consolidated VIEs in their historical capacity or from implying that the historical contractual agreements were equivalent to equity ownership in the former mainland China consolidated VIEs and provide a clear description of the conditions the former mainland China consolidated VIEs have satisfied for consolidation under U.S. GAAP when the Company references to control or benefits that accrued to it because of the former mainland China consolidated VIEs, and (ii) clarify that the Company was the primary beneficiary of the former mainland China consolidated VIEs for accounting purposes with respect to the disclosure about historical operations.

*      *      *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at tangchun@51talk.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com.

Very truly yours,

/s/ Cindy Chun Tang
Name: Cindy Chun Tang
Title: Chief Financial Officer

cc:	Jack Jiajia Huang, Chairman of the Board of Directors and Chief Executive Officer, 51Talk Online Education Group

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Rong Liu, Partner, Marcum Asia CPAs LLP